[Letterhead of Fenwick & West LLP]

March 21, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                 David Burton

Division of Corporation Finance

Mail Stop 6010

Re:     Zoran Corporation

Item 4.02 Form 8-K

File No. 0-27246

Dear Mr. Burton:

On behalf of Zoran Corporation (“Zoran”), we are responding to the comments of the Securities and Exchange Commission (“Commission”) staff contained in your letter dated February 23, 2007 and received by Zoran on March 9, 2007.   The staff’s letter concerns the Item 4.02 disclosure in Zoran’s Current Report on Form 8-K originally filed with the Commission on February 21, 2007.  The numbered paragraphs below correspond to the numbered comments in the staff’s letter, with the staff’s comments presented in bold italics.

General

1.              We note that you intend to file restated financial statements.  However, you have not indicated when you intend to do so.  Please tell us when you intend to file restated financial statements.  We may have further comment after you file the restated financial statements.

At the time of its Form 12b-25 filing on March 2, 2007, Zoran anticipated that its Annual Report on Form 10-K, including restated financial statements, would be filed on or before the 15th calendar day following the prescribed due date for that Annual Report, according to Rule 12b-25.  Zoran subsequently encountered unexpected delays in the preparation of its financial statements and Annual Report, and now expects to file that report, including restated financial information, as soon as practicable in April.  Because unexpected developments may arise, there can be no assurance about any specific filing date.

2.              Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the fiscal years 2003, 2004 and 2005, quarterly reports on Form 10-Q filed with respect to each [of] these fiscal years and Form 10-Q for the quarter ended March 31, 2006 in light of the material error you have disclosed.  Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of the year ended December 31, 2006 and for the quarters ended June 30, 2006 and September 30, 2006.

In connection with the preparation of its 2006 Annual Report on Form 10-K, Zoran and Zoran’s certifying officers are in the process of reconsidering the adequacy of Zoran’s disclosure controls and procedures as of December 31, 2003, 2004 and 2005, and as of the end of each of the quarterly periods reported in Quarterly Reports on Form 10-Q in each of those years, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.  Zoran intends to address the impact of its investigation of historical stock option practices and accounting on its evaluation of disclosure controls and procedures as of December 31, 2006 in its 2006 Annual Report on Form 10-K, and similarly to address the issue as of June 30 and September 30, 2006 in the respective Quarterly Reports on Form 10-Q.

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7934.

Sincerely,

/s/ HORACE NASH

Horace Nash

cc:

Levy Gerzberg, Chief Executive Officer and President

Karl Schneider, Senior Vice President, Finance and Chief Financial Officer

Christopher Denten, Vice President and General Counsel

Zoran Corporation

Michael Hubbard

PricewaterhouseCoopers LLP

Lily Toy

Fenwick & West LLP